Filed by Agrium Inc.

(Commission File No. 333-157966)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc.

On March 27, 2009, Agrium hosted a conference call and webcast for the investment community. Agrium will also webcast the call and a replay of the webcast will be available to all interested parties on its website, www.agrium.com. A copy of the slides presented on the conference call follows.

Fundamentals of Growth Agrium and CF: Growing Across the Value Chain March 2009

Fundamentals of Growth

Important Information
This presentation does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc.
(“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration
Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer
Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009. The Registration
Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS
AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT
MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.
In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of CF, Agrium and its wholly-owned subsidiary North
Acquisition Co. (“North”) filed a preliminary proxy statement with the SEC on March 27, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of Agrium and North and accompanying proxy card will be mailed to stockholders of CF. INVESTORS
AND SECURITY HOLDERS OF CF ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN
THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc,
13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.  Free copies of any such documents can also be obtained by calling Georgeson
Inc. toll-free at (866) 318-0506.
Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in the solicitation of proxies from CF stockholders for CF’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the preliminary proxy statement filed by Agrium and North with the SEC on March 27, 2009.
Agrium, North, their respective directors and executive officers and certain other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 17, 2008 relating to the annual general meeting of its shareholders held on May 7, 2008.
Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results, was obtained from public sources. While
Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Fundamentals of Growth

Forward-Looking
Statements
Certain statements and other information included in this presentation constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” (together, “forward-looking statements”).  All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-
looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.  Events or circumstances that could cause actual results to differ materially from those in the forward-
looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction,
Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and
CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and  price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.  Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.
These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

Fundamentals of Growth

Agrium Committed to CF Combination
•
Reaffirming commitment to a compelling combination that
will create significant value for Agrium and CF stockholders
– Increased offer represents a premium of 35% to CF’s closing price on
February 24, the day before our proposed combination was
announced, and 48% to CF’s 30-day VWAP through February 24
– Substantial stock component and flexible structure allow CF stockholders participation in upside and/or liquidity as desired (subject to proration)
•
We urge CF stockholders to withhold their votes for the
election of CF directors at CF’s annual meeting and tender
their shares to Agrium’s exchange offer in order to send a
clear message to the CF Board
•
We are disappointed that CF is attacking the Agrium offer
with selective statements and flawed financial analysis

Fundamentals of Growth 5 Revised Offer for CF Industries

Fundamentals of Growth

Revised Offer
76% Agrium and 24% CF Pro Forma Ownership:
• $35.00 in cash and 1 Agrium share
• Aggregate consideration of $1.8 billion cash and 50.2 million shares
• CF shareholders may elect mixed consideration, or cash or shares, subject to proration
Consideration:
Committed debt facilities from Royal Bank of Canada and The Bank of Nova
Scotia
Financing:
• Negotiation of definitive merger agreement
• CF offer for Terra terminated
• Receipt of regulatory and other customary approvals
• Absence of any material adverse changes to CF or its business
• Our ability to conduct limited confirmatory due diligence
Key Conditions:
• Cash component increase of $3.30, or 10.4% over Agrium’s initial cash component
• 35% to CF closing price on February 24 and 48% to 30-day VWAP through
February 24
Premium:
Agrium to combine with CF in a cash and stock deal Offer:

Fundamentals of Growth

Offer Provides Flexibility to CF Stockholders
• Over 50% of the consideration being offered for CF is in the form of stock
– Agrium’s offer presents CF stockholders with a unique opportunity for significant long-term value while providing liquidity for those wishing to sell their CF shares at an extremely attractive price
– CF stockholders will have the opportunity to participate in any recovery in fertilizer stocks, through Agrium share ownership and to participate in the realization of significant synergies associated with the combination
– Allows CF stockholders the ability to elect which form of consideration they would prefer to receive (subject to proration)
• CF stockholders will benefit from holding shares in a company with a more diverse product and revenue mix

Fundamentals of Growth 8 Withhold Vote Campaign

Fundamentals of Growth

• CF restructured its offer for Terra to circumvent stockholder vote
– We believe this highlights CF’s belief that they would lose a vote
– Demonstrates management entrenchment and disregard for the rights of CF stockholders
– Even as restructured, CF’s proposed structure could violate NYSE Rule 312.03(b)
regarding the need to hold a stockholder vote
• CF has refused to engage with Agrium
– Despite our expressed willingness to increase Agrium’s offer if CF were to engage in discussions and demonstrate additional value
• Significant CF stockholders have expressed their preference to receive a premium from Agrium rather than pay a premium for Terra
– CF is doing an end-run around its stockholders and has taken away their vote
– Current CF trading levels indicate investor support for an Agrium / CF combination
CF Ignoring Interests of its Stockholders

Fundamentals of Growth

•
Three CF directors standing for re-election at CF’s annual meeting on April 21
•
Agrium filed a preliminary proxy today with SEC and once the proxy becomes definitive Agrium will be actively soliciting proxies from
CF stockholders to withhold their votes on election of CF directors
•
Significant withhold vote percentage will send a clear and strong message to CF Board and management
We Urge CF Stockholders to Withhold Their
Votes
THIS IS AN OPPORTUNITY FOR CF STOCKHOLDERS TO RESTORE THEIR
VOTE AND PERSUADE THE CF BOARD AND MANAGEMENT TO ENGAGE IN
DISCUSSIONS WITH US

Fundamentals of Growth 11 Response to CF’s 14D-9 Assertions

Fundamentals of Growth

Agrium’s Response to CF’s 14D-9 Assertions
• Our offer was well-received by the markets
– CF’s share price has increased by 33% since we
announced our offer
– The spread between value of Agrium’s offer and CF’s
share price has averaged 1.8% since announcement
• Investors supportive of Agrium/CF combination
• Market indicates that transaction likely to be
consummated
“The market reacted
negatively to the
proposal…”
Response What CF Said

Fundamentals of Growth

Agrium’s Response to CF’s 14D-9 Assertions
• Premiums for North American chemicals and fertilizer
companies have averaged 27% since January 2004
(1)
– Premium offered by Agrium in its increased offer is
substantially in excess of the industry average
• Very attractive to CF stockholders from an exchange ratio
standpoint as it is well-above historical averages
– 1.8685 exchange ratio offered (subject to proration)
versus average exchange ratio of 1.1433 from CF’s IPO
to February 24, the day before Agrium announced its
initial proposal
• In contrast, CF’s quoted premiums on Terra offer are illusory, given CF’s share price is supported by Agrium’s offer
“The offer premium is
inadequate…”
Response What CF Said
(1) North American targets greater than $100 million, since January 2004, excluding distressed transactions.  Fertilizer transactions include Anglo Potash/BHP
Billiton Diamonds, UAP/Agrium, Royster-Clark/Agrium, and Nu-Gro/United Industries.  Source: Thomson SDC

Fundamentals of Growth

Agrium’s Response to CF’s 14D-9 Assertions
• CF’s cash balance is fully valued in Agrium’s offer
• Agrium is funding cash portion of offer through available
liquidity and committed financing
• Incremental leverage capacity comes from the combined,
diversified entity, not from CF on a stand-alone basis
“The cash component of the
offer consideration is being
effectively funded by CF
Holdings and thus
represents no net increase
in value to CF Holdings
stockholders”
• Over a 5-year time frame (not just two peak years for
commodity prices as presented by CF), Agrium has higher
average gross margins than CF, with substantially less volatility in such margins
– Market has endorsed Agrium’s diversified model; Agrium
has traded at higher EV/EBITDA multiple than CF since
its IPO in 2005
“…CF is focused on its
higher-margin
manufacturing and
distribution business…”
Response What CF Said

Fundamentals of Growth

Agrium’s Response to CF’s 14D-9 Assertions
• Agrium has a successful operating record in nitrogen
manufacturing and has significant international experience
– Profertil, in Argentina, is a world-class facility which
averaged $100 million in EBITDA for Agrium over the past
four years
– Kenai, in Alaska, proved to be a viable investment for
Agrium and generated in excess of $400 million of gross
profit during our ownership
– MOPCO, in Egypt, provides ownership position in one of
the lowest cost operating facilities in the world with direct access to major markets in Europe and North and South
America
“Agrium has a poor
execution record of
managing and creating
value in nitrogen
manufacturing”
Response What CF Said

Fundamentals of Growth

Agrium’s Response to CF’s 14D-9 Assertions
• Agrium’s phosphate margins have on average been higher than
CF’s over the last four years
• Agrium believes CF’s phosphate business is a good
complement to our existing phosphate business
“… Agrium’s phosphate
business is of poor quality
compared to CF’s…”
• We are confident in our ability to realize $150 million in synergies from a combination with CF
• Agrium has invested $3.4 billion over the past five years and achieved synergies greater than announced and earlier than
expected
• Agrium has completed nine acquisitions in five years and other growth initiatives across the value chain
• In contrast, CF has announced a single acquisition of
approximately $25 million and has no track record of integrating acquisitions or realizing synergies
“The synergies assumed in
Agrium’s offer are poorly
delineated and uncertain”
Response What CF Said

Fundamentals of Growth 17 Conclusion

Fundamentals of Growth

Agrium Committed to CF Combination
•
Reaffirming commitment to a compelling combination that
will create significant value for Agrium and CF stockholders
– Increased offer represents a premium of 35% to CF’s closing price on
February 24, the day before our proposed combination was
announced, and 48% to CF’s 30-day VWAP through February 24
– Substantial stock component and flexible structure allow CF stockholders participation in upside and/or liquidity as desired (subject to proration)
•
We urge CF stockholders to withhold their votes for the
election of CF directors at CF’s annual meeting and tender
their shares to Agrium’s exchange offer in order to send a
clear message to the CF Board
•
We are disappointed that CF is attacking the Agrium offer
with selective statements and flawed financial analysis

Fundamentals of Growth 19 Appendix

Fundamentals of Growth

Agrium and CF Production and
Distribution
Potash
Production
Phosphate Mine
Phosphate
Production
Nitrogen Production
Granulation
Production
Storage
Magellan Pipeline
Phosphate Mine
Phosphate
Production
Nitrogen Production
Storage
Valero Pipeline
South America
Africa/Middle East
North America
Damietta
Egypt
(MOPCO)**
Bahia Blanca,
Argentina
(Profertil S.A.) *
San Nicolas
Import Terminal
(Profertil S.A.)*
Agrium
CF
Europe
Common Market Fertilizers S.A.
(CMF)***
* Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by Repsol YPF, S.A. in Argentina
** 26 percent interest in MISR Oil Processing Company, S.A.E. (MOPCO) in Egypt.
*** 70 percent equity position in Common Market  Fertilizers S.A. (CMF) in Europe.

Fundamentals of Growth

•
Agrium has invested $3.4 billion over the past five years and achieved synergies greater  than announced and earlier than expected
•
Agrium has completed 9 acquisitions in five years and other growth initiatives across the value chain
•
In contrast, CF has announced a single acquisition of approximately $25 million and has no track record of integrating acquisitions and realizing synergies
Strong
Record of Growth & Successful
Integration of Acquisitions
(1) 2008 Combined results include full year revenue for AGU and UAP by segment
0
3,000
6,000
9,000
12,000
15,000
18,000
AGU CF AGU with
Royster
CF AGU CF AGU with
UAP
CF AGU with
UAP and CF
CF
2005 2006 2007
Wholesale
AAT
Retail
2008
Combined
2008
(1) (1)